

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2024

Ran Shalev
Chief Financial Officer
Freightos Limited
Planta 10, Avda. Diagonal, 211
Barcelona, Spain
08018

      Re: Freightos Limited
           Registration Statement on Form F-3
           Filed June 18, 2024
           File No. 333-280302

Dear Ran Shalev:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cheryl Brown at 202-551-3905 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation

cc: Jonathan M. Nathan